UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

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Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

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Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed

Standard & Poor's Listed

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September 14, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER CLOSES FIRST TRANCHE OF BROKERED PRIVATE PLACEMENT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; the "Company") has closed the first tranche of its brokered private placement with Union Securities Ltd. announced on July 20, 2005. The Company issued 8,068,000 units at $0.45 per unit for gross proceeds of $3,630,600. Each unit comprises one common share and one-half of one transferable Series G share purchase warrant. Each full Series G share purchase warrant entitles the holder to acquire, upon exercise, one further common share of the Company until September 13, 2006 at a price of $0.62.

The Company paid cash commissions totaling $274,986, a cash finder's fee of $21,600, and granted 747,260 Agent's Compensation Options. Each Agent's Compensation Option entitles the holder to purchase one unit comprising one common share and one-half of one non-transferable Agent's Warrant, at $0.45 per unit, until September 13, 2006. Each full Agent's Warrant entitles the holder to acquire, upon exercise, one further common share of the Company until September 13, 2006 at a price of $0.62.

All securities issued and issuable under the first tranche of this private placement are subject to hold periods expiring on January 14, 2006.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Kaare G. Foy

Kaare G. Foy

Chairman and CFO

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Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed

Standard & Poor's Listed

September 14, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER INCREASES BROKERED PRIVATE PLACEMENT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; the "Company") has increased its brokered private placement announced on July 20, 2005 to 12,363,000 units from 11,500,000.

As announced earlier today, the Company has closed the first tranche of 8,068,000 units at $0.45 per unit for gross proceeds of $3,630,600. The balance of 4,295,000 units will be offered in a second tranche. The terms of the second tranche will be the same as the terms of the first tranche.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Kaare G. Foy

Kaare G. Foy

Chairman and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: September 19, 2005